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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                       THE UNITED STATES SHOE CORPORATION

                           (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION

                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   912605102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                              JAMES J. CROWE, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                       THE UNITED STATES SHOE CORPORATION
                               ONE EASTWOOD DRIVE
                          CINCINNATI, OHIO 45227-1197
                                 (513) 527-7501

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           WILLIAM F. HENZE II, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The United States Shoe Corporation, an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is One Eastwood Drive, Cincinnati, Ohio 45227-1197. The title of the class of equity securities to which this Statement relates is the common shares, without par value (the "Shares"), of the Company, together with the associated preference share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 31, 1986, as amended by the First Amendment to the Rights Agreement, dated as of March 23, 1988, each between the Company and Morgan Shareholder Services Trust Company (as successor to Morgan Guaranty Trust Company of New York), and by the Second Amendment to the Rights Agreement, dated as of June 1, 1993 (as so amended, the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Luxottica Acquisition Corp., a Delaware corporation ("LAC") and an indirect wholly-owned subsidiary of Luxottica Group S.p.A., a corporation organized under the laws of the Republic of Italy ("Luxottica"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 3, 1995 (as amended, the "Schedule 14D-1"), to purchase all outstanding Shares, including the associated Rights, at a price of $24 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     According to the Schedule 14D-1, the address of the principal executive offices of LAC is 1209 Orange Street, Wilmington, Delaware 19801, c/o The Corporation Trust Company and the address of the principal executive offices of Luxottica is Via Valcozzena 10, 32021 Agordo (Belluno), Italy.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

          Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in pages 6 to 26 of the Company's Proxy Statement dated April 22, 1994 for the Company's 1994 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. The Associates' Discounted Stock Purchase Plan and the amendment to the 1988 Employee Incentive Plan described in the Proxy Statement became effective following their approval by the shareholders of the Company at its annual meeting held on May 26, 1994.

          On July 29, 1994, the Board of Directors of the Company (the "Board of Directors") adopted the Total Return to Shareholder Plan (the "TRS Plan") to replace the Company's Key Executive Long-Term Incentive Program (the "LTI Program"). Under the TRS Plan, beginning in 1994 and for each year thereafter, a three-year performance period will be established, and for each performance period a target award will be determined for each participant in the TRS Plan. The target award generally will be based upon median competitive levels for long-term incentive opportunities as determined by the Compensation Committee of the Board of Directors. At the end of each three-year period the total return for that period (share price appreciation plus reinvested dividends) for an investment in Shares of the Company will be compared with a similar investment in the shares of a designated peer group of corporations. Awards then will be made to participants based on the Company's ranking in the peer group, ranging from 50% of a participant's target award if the Company is in the 40th percentile to 200% of a participant's target award if the Company is in at least the 90th percentile. No awards will be made if the Company's ranking in the peer group is below the 40th percentile. All awards under the TRS Plan will be in cash or in Shares which will be restricted and subject to forfeiture if the participant terminates his or her employment during the three-year period following the award. The Plan also provides for

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     payouts in the event of a change in control. A transition plan is in effect whereby executives may earn prorated awards based on total share price appreciation for the three-year periods ending with fiscal year 1994 and fiscal year 1995. The LTI Program will be phased out during this transition period.

          On September 23, 1994, the Board of Directors approved the entry by the Company into Amended and Restated Severance Compensation Agreements (each, a "Severance Agreement") with executive officers of the Company for the stated purpose of reinforcing and encouraging the continued attention and dedication of members of the Company's management to their assigned duties in the event of a Change in Control (as defined in the Severance Agreement) of the Company.

          Generally, each of the Severance Agreements amended each of the original Severance Compensation Agreements (i) to provide that in the event of a compensated termination of an executive before the expiration of two years following a Change in Control, the Company would pay in a lump sum to such executive (a) the full base salary to which the executive is entitled through the date of termination, (b) credit for unused vacation, (c) a prorated portion of the executive's Annual Bonus Target (as defined in the Severance Agreements) under the Company's annual incentive cash bonus program and of the executive's TRS Bonus Target (as defined in the Severance Agreements) under the TRS Plan, and (d) an amount equal to three times the sum of the executive's annualized base salary and Annual Bonus Target for the year in which the Notice of Termination (as defined in the Severance Agreements) is given; provided, however, that the amounts described under this clause (d) would be reduced by the amounts payable to the executive under clauses (b) and (c) above and provided further that the amounts described under this clause (i) would be further reduced to the extent that the Net After Tax Amount (as defined in the Severance Agreements) received by the executive would be increased by reducing the amounts described under this clause (i) so that such amounts would not be subject to the excise tax on "excess parachute payments" imposed by Section 4999 of the Internal Revenue Code of 1986 (the "Code"); (ii) to eliminate the lump-sum payment to the executive if the executive is employed on the date six months following a Change in Control; and (iii) to eliminate the adjustment intended to take into account impending retirement at age 65, avoidance of parachute payments under Section 280G of the Code and compensation from other employment. All amounts payable under the Severance Agreements are in lieu of, and not in addition to, any payment to which the executives otherwise would be entitled under the Company's Economic Bridge Program (as described below) in the event of a change in control. A copy of a form of Severance Agreement (the "Form of Severance Agreement") is filed as Exhibit 2 hereto and is incorporated herein by reference. The foregoing description of the Severance Agreements is qualified in its entirety by reference to the text of the Form of Severance Agreement.

          In connection with the Severance Agreements, the Company also amended and restated the related Trust Agreements to provide for payment of all amounts due under the Severance Agreements. The Trust Agreements were amended to conform to changes made to the Severance Compensation Agreements and to conform to current Internal Revenue Service guidelines. A copy of a form of amended and restated Trust Agreement (the "Form of Amended and Restated Trust Agreement") is filed as Exhibit 3 hereto and is incorporated herein by reference. The foregoing description of the Amended and Restated Trust Agreements is qualified in its entirety by reference to the text of the Form of Amended and Restated Trust Agreement.

          On November 1, 1994, the Company entered into Amendment No. 1 to Employment Agreement with Bannus B. Hudson (the "Amendment to Hudson Employment Agreement"). The Amendment to Hudson Employment Agreement provides generally that (i) Mr. Hudson's term of employment is extended until July 31, 1998 and his annual salary is increased to $650,000 from $500,000, (ii) Mr. Hudson is entitled to a termination payment of an amount equal to twice his then current annual salary without regard as to whether he has accepted other employment, (iii) in the event of Mr. Hudson's death after his termination of employment but prior to receipt of the full termination payment, the remaining payment will be paid by the Company to his beneficiary, and (iv) in the event Mr. Hudson terminates the Employment Agreement, as amended, as a result of merger or consolidation of the Company into another corporation, or the sale of all or substantially all of its assets or the assets of any

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     one or more of the Company's Women's Specialty Retailing Group, Optical
     Group or Footwear Group, Mr. Hudson is entitled to the termination payment of an amount equal to twice his then-current annual salary without regard as to whether such termination occurs during or after the term of employment referred to in clause (i) above. A copy of the Amendment to Hudson Employment Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference. The foregoing description of the Amendment to Hudson Employment Agreement is qualified in its entirety by reference to the text of the Amendment to Hudson Employment Agreement.

          The Company has agreed to pay Charles S. Mechem, Jr., Chairman of the Board of Directors, $125,000 annually for his services as a part-time employee.

          Effective January 1, 1995, the method for calculating benefit accruals under The United States Shoe Corporation Pension Plan (formerly the Salaried Employees Pension Plan) (the "Company Pension Plan") was changed from a final average pay formula to a cash balance formula for eligible associates other than those in the Footwear Group. Under the cash balance formula, each quarter participants receive a benefit credit equal to a percentage of their compensation based upon their years of service as follows: 1 to 4 years of service, 1.375%; 5 to 14 years of service, 1.8125%; and 15 or more years of service, 2.5%. The cash balance account also is credited with assumed "earnings" each quarter at a rate equal to 1% over the average 90-day Treasury Bill rate. Each participant's initial cash balance will be equal to the present value of such participant's accrued benefit as of December 31, 1994. Participants who have attained age 50 and completed 15 years of service as of January 1, 1995, will receive additional benefit credits based on the participant's age and years of service with the Company. The benefit formula under The United States Shoe Corporation Supplemental Executive Retirement Plan was also revised to reflect the change in calculating benefit accruals under the Company Pension Plan. In addition, effective January 1, 1995, benefits under the U.S. Specialty Retailing Division Profit Sharing Plan for eligible employees of the Women's Specialty Retailing Group were frozen and participants in such plan became eligible to participate in the Company Pension Plan.

          Effective January 1, 1995, The United States Shoe Corporation Tax Incentive Savings Plan (formerly the Salaried Employees Tax Incentive Savings Plan) was amended to change the basis matching contribution from $.50 per $1.00 on the first 5% of pay deferred to $1.00 per $1.00 on the first 3% of pay deferred and to add a discretionary match of up to $.50 per $1.00 on the first 3% of pay deferred. The Tax Incentive Savings Plan covers substantially all employees of the Company and its subsidiaries other than the hourly employees of the Footwear Group.

          On February 1, 1995, the Compensation Committee of the Board of Directors approved a bonus payment in the amount of $200,000 to Noel E. Hord to be paid in the event of the successful completion of a sale of the Footwear Group to Nine West Group Inc.

          In order to retain the services of certain key members of management, the Company entered into Special Bonus Agreements, dated as of February 2, 1995 (each, a "Special Bonus Agreement"), with David Stouffer, James J. Crowe, Edwin C. Gerth and Robert J. Petrik. Generally, the Special Bonus Agreements provide for the payment by the Company to the executive of a special bonus (the "Special Bonus") equal to the executive's base annual salary, determined at the time that such Special Bonus becomes payable to the executive or as of February 2, 1995, whichever is greater. Pursuant to the Special Bonus Agreements, the Special Bonus will be payable to the executive if (i) the executive is employed by the Company as a full-time, active associate on February 1, 1997, (ii) the Company terminates the executive other than for Cause (as defined in the Special Bonus Agreement) on or prior to February 1, 1997, or (iii) the Company agrees in writing prior to February 1, 1997 to pay to the executive the Special Bonus. The Special Bonus Agreement does not affect any rights that the executive may otherwise have to receive other bonus payments, incentive compensation or economic bridge payments from the Company. A copy of a form of Special Bonus Agreement (the "Form of Special Bonus Agreement") is filed as Exhibit 5 hereto and is incorporated herein by reference. The foregoing description of the Special Bonus Agreements is qualified in its entirety by reference to the text of the Form of Special Bonus Agreement.

          On February 2, 1995, the Board of Directors approved the adoption of a new retirement plan for outside directors. Under this Plan, a member of the Board of Directors who retires with five or more years

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     of service as an outside director (i.e., a director who is not a full-time employee of the Company or it subsidiaries) will receive a quarterly retirement benefit commencing at age 72 (or if later, when such director retires) and payable for life equal to the retainer he or she receives as a director immediately prior to his retirement. Payments under this plan terminate upon the death of the director.

          On February 2, 1995, the Board of Directors adopted revisions to The United States Shoe Corporation Economic Bridge Program for employees of the Company (as supplemented and amended, the "Economic Bridge Program"). The Economic Bridge Program provides a salary bridge benefit and continuation of group medical, dental and life insurance benefits upon an involuntary termination of employment under stated circumstances, or upon voluntary termination of employment after a "change in control" (as defined in the Economic Bridge Program) if the covered employee is not offered comparable employment and coverage under a comparable economic bridge program after the change in control. The amount of the salary bridge benefits for executive officers generally is equal to 36 weeks of base salary plus one week of base salary for each year of service with the Company plus one week of base salary for each year of age over age 40, not to exceed 64 weeks total. If an eligible employee's employment ends at or within two years after a change in control has occurred, the amount of the salary bridge benefits for executive officers generally is equal to 48 weeks of base salary plus two weeks of base salary for each year of service with the Company plus one week of base salary for each year of age over age 40, not to exceed 78 weeks total. Group medical, dental and life insurance benefits are provided for the number of weeks for which salary bridge benefits are payable. Individuals with Severance Agreements are subject to provisions in such agreements which provide that any payments under the Severance Agreements will be in lieu of and not in addition to any payment to which the individual would otherwise be entitled under the Economic Bridge Program in the event of a change in control, as defined in the Economic Bridge Program. A copy of the Economic Bridge Program is filed as Exhibit 6 hereto and is incorporated herein by reference. The foregoing description of the Economic Bridge Program is qualified in its entirety by reference to the text of the Economic Bridge Program.

     (b)(2) To the best knowledge of the Company, except as may otherwise be described herein there are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and LAC or Luxottica, or each of their executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At meetings of the Board of Directors held on March 8, 10, and 14-15, 1995, the Board of Directors met with its financial and legal advisers and considered the Offer and various matters related thereto, including reports by the Company's financial adviser, James D. Wolfensohn Incorporated ("Wolfensohn") on the financial condition and performance and potential values of its three businesses; the terms and conditions of the Offer; progress toward the Board's objective of enhancing shareholder value, including the after-tax consequences to the Company of certain transactional alternatives, and other matters. At its March 14-15 meeting, the Board of Directors unanimously determined that the Offer is inadequate and not in the best interests of the Company and its shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER. The Board of Directors believes that the best means of providing value to shareholders is to explore fully all alternatives, and has directed its financial adviser and management to continue to do so.

     A copy of a letter to shareholders communicating the Board of Directors' recommendations and a form of press release announcing such recommendations are filed as Exhibits 7 and 8, respectively, and are incorporated herein by reference.

     (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to:

          (i) The Board's familiarity with the business, financial condition and prospects of the Company and of its Women's Specialty Retailing Group, Optical Group and Footwear Group and, as a result of the

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     strategic review of the Company's three business units and corporate configuration which had been initiated in 1994, its previous analyses of possible strategic alternatives to the Offer;

          (ii) The written opinion of Wolfensohn to the effect that the consideration offered pursuant to the Offer is inadequate, from a financial point of view, to the shareholders of the Company (a copy of the opinion of Wolfensohn is filed as Exhibit 9 hereto);

          (iii) An analysis of the price offered in the Offer as a multiple of certain historical financial results of the Company and a comparison of such price to prices paid for acquisitions of comparable companies and to trading prices of the Shares;

          (iv) The fact that the Offer is subject to financing, and to numerous other conditions;

          (v) The value to the Company and its shareholders of the Company's definitive agreement to sell the Footwear Group to Nine West Group Inc., described in Item 7 below; and

          (vi) The interest expressed by other parties in exploring potential alternative transaction strategies.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Wolfensohn as the Company's financial adviser in connection with the evaluation of and response to the Offer and other matters arising in connection therewith. In addition, the Company has retained Abernathy MacGregor Scanlon as public relations adviser and D.F. King & Co., Inc. ("D.F. King") to assist the Company with its communications to shareholders with respect to, and to provide other services to the Company in connection with, the Offer.

     Pursuant to a letter agreement dated as of August 1, 1994, the Company has retained Wolfensohn to provide advisory and investment banking services with respect to a general review of the Company's strategic and financial position for a cash fee equal to $150,000 per month, payable on the date of the letter agreement with respect to the period from August 1, 1994 through December 31, 1994. Pursuant to a letter agreement dated as of September 1, 1994 (the "September 1, 1994 Letter Agreement"), the Company has retained Wolfensohn to provide advisory and investment banking services with respect to a possible transaction (a "Footwear Group Transaction") relating to a disposition or disaggregation of or business combination involving the Company's Footwear Group. The September 1, 1994 Letter Agreement provides for the payment by the Company to Wolfensohn of a cash fee equal to 1% of the Aggregate Consideration (as defined below) in connection with a Footwear Group Transaction, minus $375,000.

     Pursuant to a letter agreement dated as of January 16, 1995 (the "January 16, 1995 Letter Agreement"), the Company has retained Wolfensohn to provide advisory and investment banking services with respect to possible transactions (each, a "Transaction") relating to a disposition or disaggregation of or business combination involving one or more of (i) the Company, (ii) the Company's Women's Specialty Retailing Group and (iii) LensCrafters, PLC and the other subsidiaries constituting the Company's optical business (the "Optical Group"). The January 16, 1995 Letter Agreement provides for the payment by the Company to Wolfensohn of a cash fee equal to (a) $150,000 per month from and as of January 1, 1995 for a minimum of six months (such $900,000 payable on execution of the agreement) of which 50% is credited towards any Transaction fee described in clause (b) below and (b) with respect to each Transaction, a cash Transaction fee equal to 1% of the Aggregate Consideration or 1% of the Spin-Off Value (as defined below), as the case may be, of such Transaction; provided, however, that the fee payable in respect of a Transaction involving all or a significant portion of the Women's Specialty Retailing Group shall not be less than $3,500,000. In the event that a Transaction involving the sale or disposition of the Company shall be consummated prior to a Footwear Group Transaction, the fees payable under the January 16, 1995 Letter Agreement shall be credited towards or paid in lieu of, as the case may be, any future fees payable under the September 1, 1994 Letter Agreement. For purposes of this paragraph and the preceding paragraph, Aggregate Consideration shall mean the total gross amount of cash and the fair market value on the date of closing of all other property paid or payable directly or indirectly to the Company or the Company's securityholders in connection with a Transaction including (i) amounts paid with respect to contingently issuable shares and (ii) the face amount of any debt obligations of the Company assumed or extinguished by the purchaser or otherwise transferred or

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extinguished upon consummation of such Transaction. For purposes of this paragraph, Spin-Off Value shall mean the aggregate market value, based on the prices contained in The Wall Street Journal as of the date of the closing of the related Transaction, of all securities issued or distributed by the Company in connection with a Spin-Off and the face amount of any debt obligations transferred with or assumed pursuant thereto.

     The Company has also agreed to reimburse Wolfensohn for its reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel, and to indemnify Wolfensohn against certain liabilities arising out of any actual or proposed transaction, or in the course of its work on behalf of the Company.

     The Company will pay D.F. King and Abernathy MacGregor Scanlon their reasonable and customary compensation for their respective services and will reimburse D.F. King for its reasonable out-of-pocket expenses incurred in connection therewith.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) There have been no transactions in the Shares or associated Rights during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for nominal periodic purchases by Messrs. Mechem, Hudson and Maloney under the Company's Associates' Discounted Stock Purchase Plan and for the exercise on March 13, 1995 by Joseph H. Anderer, a Director of the Company, of options expiring on May 22, 1995 to purchase 6,000 Shares at an exercise price of $18.344 per Share.

     (b) To the best of the Company's knowledge, none of the executive officers, directors, affiliates or subsidiaries of the Company currently intend to tender, pursuant to the Offer, any Shares or associated Rights beneficially owned by them. The foregoing does not include any Shares or associated Rights over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Company is engaged in three lines of business: (i) footwear manufacturing, wholesaling and retailing; (ii) apparel retailing; and (iii) optical retailing. During 1994, with the assistance of its financial advisor, the Company initiated a strategic review of its businesses and corporate configuration. As a result of that review, the Company has indicated publicly that it is prepared to consider the relative merits of potential transactions that might enhance shareholder value.

     On July 27, 1994, Nine West Group Inc. ("Nine West") sent a letter to the Company, proposing to effect a tax-free reorganization and merger transaction in which Nine West would acquire the Footwear Group for $425 million of Nine West common stock, subject to the completion of a satisfactory due diligence review. Subsequently, Nine West and the Company entered into discussions concerning a potential transaction involving the Footwear Group. In September 1994, the parties executed a confidentiality agreement to permit disclosure to Nine West of certain nonpublic information relating to the Company's Footwear Group.

     On December 16, 1994, Nine West announced that it and the Company had reached agreement in principle for the purchase, in a taxable transaction, of the assets of the Company's Footwear Group for $600 million in cash and warrants to purchase 1,850,000 shares of Nine West common stock at a price of $35.50 per share.

     Also on December 16, Mr. Claudio Del Vecchio, a Managing Director of Luxottica, telephoned Mr. Bannus B. Hudson, President and Chief Executive Officer of the Company, to discuss Luxottica's interest in purchasing the Company and in particular the Company's Optical Group.

     In the following weeks, representatives of Wolfensohn held several meetings and telephone calls with representatives of Luxottica's financial adviser, CS First Boston Corporation ("CS First Boston"). In the course of those meetings, CS First Boston representatives indicated that Luxottica's interest related primarily to acquiring the Optical Group but that, in order to achieve its goal, Luxottica was prepared to acquire all of the Company. CS First Boston also indicated that Luxottica would require a satisfactory due diligence review of the Company, including access to non-public information.

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     After further telephone conversations between representatives of the parties' financial advisers, Mr. Del Vecchio, at a meeting on January 9, 1995, attended by representatives of both parties and their financial advisers, confirmed that Luxottica was interested primarily in the Optical Group but was prepared to consider a transaction involving a purchase of the entire Company. Following further discussions between the financial advisers to the Company and Luxottica, the Company determined to furnish non-public information to Luxottica, pursuant to the Company's form of confidentiality agreement which had been entered into by other potentially interested parties. Representatives of Luxottica objected to the form of confidentiality agreement, including the standstill provision contained in such form. The Company did not hear from Luxottica again until the date of the commencement of the Offer.

     On February 17, 1995, the Company announced that negotiations with Nine West for the sale of the Company's Footwear Group had terminated without an agreement. The Company also announced that its Board of Directors had authorized the Company's investment banker, Wolfensohn, to explore potential alternative transaction strategies. The Company stated that it had initiated preliminary discussions with certain third parties and authorized such discussions with others.

     Later in February, Nine West's advisors approached the Company's advisors to reopen discussions concerning the purchase by Nine West of the Footwear Group on improved terms and thereafter the parties held discussions regarding such a transaction.

     At its March 14-15, 1995 meeting, the Board of Directors approved the Nine West transaction described below and confirmed its previous instruction to the Company's financial advisers and management to continue to pursue the Board's objective of enhancing shareholder value.

     (b) On March 16, 1995, the Company and Nine West announced that the parties had entered into a definitive agreement pursuant to which Nine West has agreed to purchase the Company's Footwear Group for $560 million in cash, plus warrants to purchase 3.7 million shares of Nine West common stock at a price of $35.50 per share at any time during the next 8.5 years (the "Nine West Agreement"). A copy of the press release announcing the Nine West Agreement and the Nine West Agreement are filed as Exhibits 10 and 11, respectively, and incorporated herein by reference.

     The Board of Directors has determined that disclosure of the possible terms of any transaction regarding strategic alternatives, or of the parties thereto, would be likely to jeopardize the continuation of any discussions or negotiations. Accordingly, the Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals or the parties thereto, unless and until a definitive agreement or an agreement in principle related thereto has been reached.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     THE RIGHTS AGREEMENT. On March 26, 1986, the Board of Directors declared a dividend payable April 14, 1986 of one Right for each outstanding Share of the Company held of record on April 14, 1986. The Rights were issued pursuant to the Rights Agreement referred to in Item 1 above. As a result of the payment by the Company of a 100% common share dividend in June 1986, one-half of a Right is now attached to each outstanding Share of the Company. Each Right entitles its registered holder to purchase from the Company, after the Distribution Date (as hereinafter defined), one one-hundredth of a Series A Preference Share, no par value, of the Company at a purchase price of $200 per one one-hundredth of a share.

     The Rights will not become exercisable or transferable or be distributed apart from the Shares until the earlier of (i) the first date (the "Shares Acquisition Date") of a public announcement that an Acquiring Person (as defined below) has become such and (ii) the tenth day (or such later date as may be determined by a majority of the Board of Directors) following the commencement of, or the first public announcement of, the intent to commence a tender or exchange offer by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) that would result in such person becoming the beneficial owner of 30% or more of the Shares (the earlier of such dates being the "Distribution Date"). An Acquiring Person is any person who or which, together with all affiliates or associates of such person, shall be the beneficial owner of 20% or more of the Shares then outstanding, but does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.

     Pursuant to the terms of the Rights Agreement, on March 10, 1995, the Board of Directors adopted a resolution to delay the occurrence of the Distribution Date until the earlier of (i) the Shares Acquisition Date and (ii) the close of business on March 16, 1995, or such later date as may from time to time be determined by the Board of Directors. Without such action by the Board of Directors, the Distribution Date would have been March 13, 1995 (which date was the tenth day following the public announcement of the Offer by Luxottica and
LAC). On March 15, 1995, the Board of Directors adopted a resolution to delay the occurrence of the Distribution Date until the earlier of (i) the Shares Acquisition Date and (ii) March 30, 1995 or such later date as may be determined by the Board of Directors. Accordingly, the Rights will not become exercisable or transferable or be distributed apart from the Shares until the earlier of (i) the Shares Acquisition Date and (ii) the close of business on March 30, 1995 or such later date as may from time to time be determined by the Board of Directors.

     LITIGATION. The Luxottica Action. On March 3, 1995, Luxottica and LAC (together with Avant-Garde Optics, Inc., the "Luxottica Plaintiffs") commenced an action in the United States District Court for the Southern District of Ohio, Eastern Division (the "District Court") by filing a complaint (the "Luxottica Complaint") against the Company, the Directors of the Company, the Commissioner of Securities of Ohio, the Director of Commerce of Ohio, and the State of Ohio. The Luxottica Complaint seeks (i) temporary, preliminary and permanent injunctive relief against the enforcement of the Ohio Take-Over Act, Ohio Rev. Code ("ORC") sec.sec. 1707.041, 1707.042, 1707.23 and 1707.26 (the "Take-Over
Act"), and a declaratory judgment declaring that the Take-Over Act is unconstitutional as it may be applied to the Offer, (ii) preliminary and permanent injunctive relief prohibiting application of ORC sec. 1701.01(CC)(2) in connection with the Ohio Control Share Acquisition Act (the "Control Share Acquisition Act") to the Offer and a declaratory judgment declaring that such Act is unconstitutional to the extent it is applied to impair the voting rights of certain holders of the Shares, and (iii) preliminary and permanent injunctive relief prohibiting the Company and its Directors from enforcing or amending the Rights Agreement (except to redeem the Rights) and directing the Company and its Directors to redeem the Rights, and a declaratory judgment declaring that the Rights Agreement and the Rights are invalid, unlawful, null and void. On March 6, 1995, the Luxottica Plaintiffs filed a First Amended Verified Complaint (the "Luxottica First Amended Complaint") which adds Avant-Garde Optics, Inc. ("Avant-Garde") as a Luxottica Plaintiff and which, in addition, seeks (i) a declaratory judgment that Directors of the Company who are not officers of the Company are in breach of their fiduciary duties under Ohio law for failing to approve the tender offer and thereby rendering the Rights Agreement inapplicable, and (ii) preliminary and permanent injunctive relief requiring the Directors of the Company who are not officers of the Company to approve the Offer and thereby render the Rights Agreement inapplicable. The foregoing descriptions of the Luxottica Complaint and of the Luxottica First Amended Complaint are qualified in their entirety by reference to each complaint.

     On March 3, 1995, the Luxottica Plaintiffs filed motions for a temporary restraining order and preliminary injunction against the enforcement of the Ohio Take-Over Act and prohibiting the Company and its Directors from classifying or treating any Shares as "interested shares" pursuant to ORC sec. 1701.01(CC)(2) for purposes of conducting the shareholder vote on Luxottica's proposed control share acquisition at the Special Meeting of the Company's shareholders to be held pursuant to the Control Share Acquisition Act.

     On March 15, 1995, the District Court held a hearing on a motion by the Luxottica Plaintiffs for preliminary and permanent injunctive relief prohibiting application of certain provisions of the Control Share Acquisition Act. The District Court also granted Plaintiffs leave to file a Second Amended Verified Complaint (the "Luxottica Second Amended Complaint") that requests the District Court (i) preliminarily and permanently to order the Company and the Directors of the Company to permit Avant-Garde, or its designated representative, to examine and copy the shareholder records and to provide Avant-Garde the records on the media requested in a March 7, 1995 letter from Avant-Garde to the Company, and (ii) to declare and adjudge that the close of business on March 17, 1995, is the valid and effective record date for the solicitation of agent designations. The foregoing description of the Luxottica Second Amended Complaint is qualified in its entirety by reference to such complaint.

     A hearing is scheduled for March 16, 1995 in the District Court on a motion by the Luxottica Plaintiffs requiring the Company to show cause why it should not be required to produce all shareholder records.

     State Court Action. On March 7, 1995, each of Bruce Allen; Frederick Schwartz and David Holmes; and Glenn Freedman, Feroje Tejahi, David Lazarus, Blair Hager and Barry Adelman, respectively, filed complaints (each, a "State Court Complaint") in the Court of Common Pleas, Hamilton County, Ohio naming the Company and its Directors as defendants (the "Defendants"). (Allen v. The United States Shoe Corporation, et al., Civil Action No. A9501170, Schwartz, et al. v. Kronick, et al., Civil Action No. A9501172, and Freedman, et al. v. Kronick, et al., Civil Action No. A9501171.) The relief sought includes, among other things,
(i) class action certification, (ii) a declaration that the Directors of the Company have breached their fiduciary duties and an order directing that the Directors of the Company carry out their fiduciary duties, (iii) an order that the Defendants consider the Offer in good faith, (iv) an order that the Defendants rescind any transactions that are unfair, (v) an order enjoining any action by the Defendants to change the Company's cumulative voting rules, (vi) an order enjoining the transaction complained of in the complaint or any related transaction, (vii) an order that the Defendants account for any profits realized as a result of the transaction complained of in the complaint and (viii) an award of compensatory damages, attorneys' fees and costs. The foregoing description of the State Court Complaints is qualified in its entirety by reference to each State Court Complaint.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1   -- Pages 6 to 26 of the Proxy Statement.
Exhibit 2   -- Form of Severance Agreement.
Exhibit 3   -- Form of Amended and Restated Trust Agreement.
Exhibit 4   -- Amendment to Hudson Employment Agreement.
Exhibit 5   -- Form of Special Bonus Agreement.
Exhibit 6   -- Economic Bridge Program.
Exhibit 7   -- Form of Letter to Shareholders of the Company, dated March 16,
               1995*.
Exhibit 8   -- Form of Press Release, dated March 16, 1995 relating to the
               Offer.
Exhibit 9   -- Opinion of James D. Wolfensohn Incorporated.
Exhibit 10  -- Form of Press Release, dated March 16, 1995 relating to the
               Nine West Agreement.
Exhibit 11  -- Nine West Agreement.
Exhibit 12  -- Luxottica Complaint (filed as Exhibit (g)(1) to the 14D-1, and incorporated herein by this reference).
Exhibit 13  -- First Amended Luxottica Complaint (filed as Exhibit (g)(2) to the 14D-1, and incorporated herein by this reference).
Exhibit 14  -- Second Amended Luxottica Complaint (filed as Exhibit (g)(4) to the 14D-1, and incorporated herein by this reference).
Exhibit 15  -- State Court Complaints.

- ---------------

* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1995

                                          THE UNITED STATES SHOE CORPORATION

                                          By: /s/  BANNUS B. HUDSON
                                            Name: Bannus B. Hudson
                                            Title: President and Chief Executive
                                            Officer

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
  EXHIBIT                                                                               NUMBERED
  NUMBER                                    EXHIBIT                                       PAGE
- ----------- ------------------------------------------------------------------------  ------------
Exhibit 1   -- Pages 6 to 26 of the Proxy Statement.................................
Exhibit 2   -- Form of Severance Agreement..........................................
Exhibit 3   -- Form of Amended and Restated Trust Agreement.........................
Exhibit 4   -- Amendment to Hudson Employment Agreement.............................
Exhibit 5   -- Form of Special Bonus Agreement......................................
Exhibit 6   -- Economic Bridge Program..............................................
Exhibit 7   -- Form of Letter to Shareholders of the Company, dated March 16,
               1995*................................................................
Exhibit 8   -- Form of Press Release, dated March 16, 1995 relating to the Offer....
Exhibit 9   -- Opinion of James D. Wolfensohn Incorporated..........................
Exhibit 10  -- Form of Press Release, dated March 16, 1995 relating to the Nine West
               Agreement............................................................
Exhibit 11  -- Nine West Agreement..................................................
Exhibit 12  -- Luxottica Complaint (filed as Exhibit (g)(1) to the 14D-1, and incorporated herein by this reference)...............................
Exhibit 13  -- First Amended Luxottica Complaint (filed as Exhibit (g)(2) to the
               14D-1, and incorporated herein by this reference)....................
Exhibit 14  -- Second Amended Luxottica Complaint (filed as Exhibit (g)(4) to the
               14D-1, and incorporated herein by this reference)....................
Exhibit 15  -- State Court Complaints...............................................

- ---------------

* Included in copies mailed to shareholders.